Reg. No. 333-31533
                                                File No. 811-8297




                           FORM N-18F-1



                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549




         Notification of Election Pursuant to Rule 18f-1
             Under the Investment Company Act of 1940






                     OPPENHEIMER MIDCAP FUND
      Two World Trade Center, New York, New York 10048-0203
      -----------------------------------------------------
                  Name and Address of Registrant

                     NOTIFICATION OF ELECTION
                     ------------------------


The undersigned registered open-end diversified management investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.




                            SIGNATURE
                            ---------

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 29th day of September, 1997.

                    OPPENHEIMER MIDCAP FUND
                    -----------------------------------
                    Name of Registrant



                    By: /s/ Andrew J. Donohue
                    ________________________________
                       Andrew J. Donohue, Secretary

ATTEST:


/s/ Robert G. Zack
___________________________________
Robert G. Zack, Assistant Secretary


PROSP\745.18F